SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*
Western Refining, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
959319 10 4

(CUSIP Number)
Scott D. Weaver
6500 Trowbridge Drive
El Paso, Texas 79905
(915) 775-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 2, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 4 Pages)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS RHC Holdings, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

     This Amendment No. 1 (the “Amendment”) constitutes the first amendment to the Schedule 13D originally filed by RHC Holdings, L.P. (the “Reporting Person”), with the Securities and Exchange Commission on January 31, 2006 (the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of Transaction
     The Schedule 13D is hereby amended by inserting the following text after the first paragraph under Item 4 thereof:
     On July 26, 2007, the general and limited partners of the Reporting Person, namely: (i) WRC Refining Company, as general partner, and (ii) Paul L. Foster, Franklin Mountain Investments Limited Partnership, Jeff A. Stevens, Ralph A. Schmidt and Scott D. Weaver, as limited partners (collectively with WRC Refining Company, the “Partners”), approved a pro rata distribution in kind to the Partners of all of the shares of Common Stock of the Issuer held by the Reporting Person on August 2, 2007 (the “Distribution”). As a result of the Distribution, the Partners now directly hold the shares of Common Stock of the Issuer that they previously held indirectly through their respective ownership interests in the Reporting Person. As a result of the Distribution, the Reporting Person no longer beneficially owns any shares of Common Stock of the Issuer.
     The fourth bullet point under paragraph 2 of Item 4 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:
     “ • any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;”
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:
     (a) As a result of the Distribution, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer.
     (b) Not applicable.
     (c) Except as described in Item 4 of this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
     (d) Not applicable.
     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer on August 2, 2007 as a result of the Distribution.

3

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 3, 2007

RHC Holdings, L.P. By: WRC Refining Company, its General Partner
By:	/s/ Scott D. Weaver
	Name:	Scott D. Weaver
	Title:	Vice President

4

EXHIBIT INDEX
     Voting Agreement dated as of August 2, 2007 by and among the certain stockholders of Western Refining, Inc. listed on the signature pages thereto.